Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

August 12, 2011

VIA EDGAR

Mr. Michael Kosoff, Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Transamerica Advisors Life Insurance Company
Initial Registration Statement and Pre-Effective Amendment No. 1 on Form S-1
File No. 333-150148, SEC Accession Nos. 0000950133-08-001477 and 0000950133-08-002210

Dear Mr. Kosoff:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Transamerica Advisors Life Insurance Company, formerly Merrill Lynch Life Insurance Company (the “Company”) hereby respectfully requests the withdrawal of the above-referenced registration statements, filed with the Securities and Exchange Commission on April 9, 2008 and June 11, 2008, respectively.

The registration statements were filed in connection with an offering of certain contingent group deferred annuity contracts. The Company has since determined not to undertake that particular offering. No securities were sold in connection with the registration statements.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (319) 355-8330.

Sincerely,

/s/ Darin D. Smith

Darin D. Smith

General Counsel

cc:	Mr. Craig Ruckman
Frederick R. Bellamy

an AEGON company